[redacted]

15046561

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

PB
3/11/15

UNITED STAT
SECURITIES AND EXCHANG
Washington, D.C. 20549

MB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTUNE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3582 Brodhead Road Ste 202
(No. and Street)

Monaca (City) PA (State) 15061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blake W Daniels, CFO 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) PA (State) 15227 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Blake W. Daniels
Signature

CFO
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Monaca, Pennsylvania

December 31, 2014 and 2013

Fortune Financial Services, Inc.

TABLE OF CONTENTS

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

We have audited the accompanying financial statements of Fortune Financial Services, Inc. (a Pennsylvania S-Corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fortune Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit for the year ended December 31, 2014 in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Financial Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Fortune Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Fortune Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC
Pittsburgh, Pennsylvania
February 23, 2015

Fortune Financial Services, Inc.
Statements of Financial Condition
December 31,

	2014	2013
ASSETS		
Cash	$ 1,065,653	$ 802,059
Cash in centralized registration depository account	6,223	8,505
Investments	-	15,920
Commissions receivable	1,203,000	675,000
Equipment	164,271	98,172
Accumulated depreciation	(73,837)	(81,354)
TOTAL ASSETS	$ 2,365,310	$ 1,518,302
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 4,304	$ 18,874
Accrued expenses	28,000	28,000
Commissions payable	1,033,364	560,251
Escrowed deposits	167,329	158,256
Withholding taxes payable	2,949	6,168
Notes payable	-	11,707
TOTAL LIABILITIES	1,235,946	783,256
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)	$ 100	$ 100
Additional paid-in capital	46,747	46,747
Retained earnings	1,082,517	676,879
Accumulated other comprehensive income	-	11,320
TOTAL STOCKHOLDERS' EQUITY	1,129,364	735,046
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,365,310	$ 1,518,302

Fortune Financial Services, Inc.
Statements of Income
For the Years Ended December 31,

	2014	2013
REVENUES		
Commissions	$ 9,891,811	$ 8,975,059
Interest	52	208
Realized gain on investments	10,058	-
Other income	587,298	545,394
TOTAL REVENUES	10,489,219	9,520,661
EXPENSES		
Commissions and fees	$ 8,188,630	$ 7,509,720
Licenses	177,341	129,422
Salaries and related taxes	653,008	588,237
Depreciation	8,856	3,329
Occupancy	55,952	50,652
Communications	110,093	108,319
Other expenses	439,701	398,206
TOTAL EXPENSES	9,633,581	8,787,885
NET INCOME	855,638	732,776
OTHER COMPREHENSIVE INCOME		
Unrealized gain on investments	(11,320)	5,924
TOTAL COMPREHENSIVE INCOME	$ 844,318	$ 738,700

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2014 and 2013

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Income	Equity
Balance January 1, 2013	100	$ 100	$ 46,747	$ 244,103	$ 5,396	$ 296,346
Distributions to stockholders	-	-	-	(300,000)	-	(300,000)
Net income	-	-	-	732,776	-	732,776
Other comprehensive income Unrealized gain on investments	-	-	-	-	5,924	5,924
Balance at December 31, 2013	100	100	46,747	676,879	11,320	735,046
Distributions to stockholders	-	-	-	(450,000)	-	(450,000)
Net income	-	-	-	855,638	(11,320)	844,318
Balance at December 31, 2014	100	$ 100	$ 46,747	$ 1,082,517	$ -	$ 1,129,364

Fortune Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 855,638	$ 732,776
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	8,856	3,329
Realized gain on the sale of investments	(10,058)	-
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable	(528,000)	(32,565)
Increase (Decrease) in accounts payable	(14,570)	3,019
Increase (Decrease) in accrued expenses	-	(11,492)
Increase (Decrease) in commissions payable	473,113	(20,242)
Decrease in escrowed deposits	9,073	(12,668)
Increase (Decrease) in witholding taxes payable	(3,219)	3,903
NET CASH PROVIDED BY OPERATING ACTIVITIES	790,833	666,060
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of investments	14,658	-
Purchase of equipment	(82,472)	(12,353)
NET CASH USED FOR INVESTING ACTIVITIES	(67,814)	(12,353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders	(450,000)	(300,000)
Principal payments on note agreements	(11,707)	(16,705)
NET CASH USED BY FINANCING ACTIVITIES	(461,707)	(316,705)
NET INCREASE (DECREASE) IN CASH	261,312	337,002
CASH AT BEGINNING OF YEAR	810,564	473,562
CASH AT END OF YEAR	$ 1,071,876	$ 810,564
SUPPLEMENTAL DISCLOSURE		
Cash paid for interest	$ 1,985	$ 1,295

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2014 and 2013, the Company did not have any cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Escrowed Deposits

Escrowed deposits represent fees that have been paid to the Company by their registered representatives, but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising costs for the years ended December 31, 2014 and 2013 were $11,420 and $5,764, respectively.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2014 and 2013.

As of December 31, 2014, the Company's income tax returns for years 2013, 2012, and 2011 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains cash interest-bearing deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Company had cash in excess of the insurance limits in the amount of $815,620.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Investments

Investments in securities are carried at fair value based on quoted market prices (considered level 1 inputs) and are considered available for sale. Unrealized gains and losses on securities are excluded from earnings and reported as a separate component of stockholders' equity. The change in net unrealized gains and losses is reported as other comprehensive income. Cost of securities sold is recognized using the specific identification method. The investments consist of 400 shares of Nasdaq stock. These shares had a cost basis of $4,600 and fair value of $15,920 at December 31, 2013. The shares were sold in 2014 and a gain of $10,058 was realized on the sale.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month to month basis with monthly payments of $3,300. During March 2010, the Company entered into a month to month lease with the same related party for office equipment. The lease calls for monthly payments of $800. At December 31, 2014 and 2013, rent expense was $55,952 and $50,652, respectively, and is included in the occupancy expenses on the statement of income.

Note 4 – Note Payable

On September 14, 2012, the Company entered into an agreement with FINRA to pay a fine totaling $45,000. The entire fine was reported as an expense in the statement of income in 2012. The Company agreed to pay $11,250 immediately, with the remaining $33,750 being subject to a note agreement that calls for 24 monthly payments of $1,500 and accrues interest at 6.25%. The balance was fully paid in 2014.

Note 5 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2014 and 2013 was $18,940 and $14,014, respectively. These expenses are included in the other expenses on the statements of income.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2014, the Company had net capital of $821,439 in excess of its required net capital of $82,396. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1.

Note 7 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the years ended December 31, 2014 and 2013; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 8 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 9 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 10 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 23, 2015, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 1,129,364		$ 1,129,364
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	33		33
CRD account	6,223		6,223
Net commissions receivable	168,419	(80,779)	87,640
Equipment net	90,434		90,434
Total non-allowble assets	265,109		184,330
Net Capital	$ 864,255		$ 945,034
Aggregate Indebtedness	$ 1,235,945		$ 1,235,946
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 82,396		$ 82,396
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 781,859		$ 862,638
Excess Net Capital at 100%	$ 740,661		$ 821,439
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	143%		131%

See Independent Auditor's Report

Fortune Financial Services, Inc.
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

FORTUNE
Financial Services, Inc.
www.fortunefinancialservices.com

Management Report on Exemption Provisions

We are exempt under SEC Rule 15c3-3 (k) (1). We met the identified exemption provisions throughout the most recent fiscal year without exception.

Blake W. Daniels
Blake W. Daniels
CFO

FEB. 23, 2015
Date

Goff
Backa
Alfera &
Company, LLC

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Fortune Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Management Report on Exemption Provisions, under which Fortune Financial Services, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3:(k)(1) (the "exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC
Pittsburgh, Pennsylvania
February 23, 2015

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2014

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2014

Fortune Financial Services, Inc.
Index to Agreed-Upon-Procedures
For The Year Ended December 31, 2014

CONTENTS

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Fortune Financial Services, Inc. SIPC Assessment Reconciliation

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Fortune Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fortune Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Fortune Financial Services, Inc.'s management is responsible for Fortune Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, no differences were noted;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The adjustments consisted of deductions from total revenue, and were traced to the Form X-17A-5 and to the audited financial statements. No differences were noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers. There were no adjustments noted in Form SIPC-7. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. This step was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC
February 23, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fortune Financial Services
3582 Brodhead Suite 202
Monaca, PA 15061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mitch Whitenack
724-846-2488 x217

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 19.55
B. Less payment made with SIPC-6 filed (**exclude interest**) (10.00)
____
Date Paid
C. Less prior overpayment applied (0)
D. Assessment balance due or (overpayment) 9.55
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0
F. Total assessment balance and interest due (or overpayment carried forward) $ 9.55
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9.55
H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

~N/A~

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc.
(Name of Corporation, Partnership or other organization)
Mitch Whitenack
(Authorized Signature)
Financial Operations Principal
(Title)

Dated the 10th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,489,217
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,413,331
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	10,058
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	79
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	57,931
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	10,481,399
2d. SIPC Net Operating Revenues	$ 7820
2e. General Assessment @ .0025	$ 19.55

(to page 1, line 2.A.)

Goff Backa Alfera & Company, LLC

Certified Public Accountants

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2014

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C.
194
SECTION

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2014

Fortune Financial Services, Inc.
Index to Agreed-Upon-Procedures
For The Year Ended December 31, 2014

CONTENTS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fortune Financial Services
3582 Brodhead Suite 202
Monaca, PA 15061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mitch Whitenack
724-846-2488 x217

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 19.55

B. Less payment made with SIPC-6 filed (**exclude interest**) (10.00)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 9.55

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 9.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9.55

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

~N/A~

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services Inc.
(Name of Corporation, Partnership or other organization)

Mitch Whitenack
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 10th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Fortune Financial Services, Inc. SIPC Assessment Reconciliation

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Fortune Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fortune Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Fortune Financial Services, Inc.'s management is responsible for Fortune Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, no differences were noted;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The adjustments consisted of deductions from total revenue, and were traced to the Form X-17A-5 and to the audited financial statements. No differences were noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers. There were no adjustments noted in Form SIPC-7. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. This step was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC
February 23, 2015

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,489,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,413,331
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	10,058
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	79
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	57,931
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	10,481,399
2d. SIPC Net Operating Revenues	$ 7820
2e. General Assessment @ .0025	$ 19.55

(to page 1, line 2.A.)